AB 3/28

BD 3/11 [illegible]

UNITED ST[ATES]
SECURITIES AND EXCHA[NGE COMMISSION]
Washington, D.[C.]

12012600

OMB APPROVAL
[OM]B Number: 3235-0123
[Expi]res: April 30, 2013
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SEC MAIL PROCESSING SECTION
RECEIVED
[F]EB 29 2012
WASH DC
310

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYPPEX, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Westchester Avenue Suite 349N
(No. and Street)

Rye Brook (City) NY (State) 10573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert P. Zimmel (914) 305-2830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert P. Zimmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYPPEX, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Amra Pasic
Notary Public - State of New York
Qualified in Westchester County
No. 01PA622187
My Commission Expires September 13, 2014

Robert P. Zimmel
Signature

Treasurer
Title

Amra Pasic
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYPPEX, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

PUBLIC

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the CEO of
NYPPEX, LLC

We have audited the accompanying statement of financial condition of NYPPEX, LLC (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NYPPEX, LLC, as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 24, 2012

NYPPEX, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$484,131
Fees due from private securities transactions	191,417
Receivable from clearing broker	41,675
Receivable from affiliates	11,885
Securities, at market value	7,363
Investment in NYPPEX Research, LLC	543
Other assets	24,017
TOTAL ASSETS	$761,031

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$103,352
Due to parent	59,542
Due to affiliates	5,187
TOTAL LIABILITIES	168,081
MEMBERS' EQUITY	592,950
TOTAL LIABILITIES AND MEMBERS' EQUITY	$761,031

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

NYPPEX, LLC (the "**Company**") was organized in Delaware and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("**FINRA**") as a broker-dealer. The Company is a wholly-owned subsidiary of NYPPEX Holdings, LLC ("**Holdings**"). The Company operates on a fully disclosed basis through its clearing broker, RBC Capital Markets, LLC ("**RBC**").

The Company's core business is to provide private equity secondary market brokerage, advisory and data for interests in private partnerships (e.g. buyout, venture, real estate, hedge funds, etc.) and restricted securities in private companies. Its customers include general partners, corporations, institutions, financial services firms and high net worth private clients.

Since its inception, the Company has focused on developing proprietary trading software and price data to automate secondary and new issue private equity transactions via the Internet.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

In connection with its public securities transactions, the Company introduces its customer transactions to RBC for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify RBC for losses that the clearing broker may sustain related to the Company's customers. After December 31, 2011, all amounts related to customer transactions were received by RBC. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed. At December 31, 2011, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

In connection with its private securities transactions, in general, the Company utilizes escrow accounts at commercial banks to facilitate the simultaneous settlement of transactions. The Company does not hold customer funds or securities in serving as agent for such private securities transactions.

The Company is in negotiations with certain private equity fund administrators, which are divisions of global financial services firms, to provide equity secondary market data and transfer services via the NYPPEX IPL Private Trading System™.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("**GAAP**") which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Security transactions and financing with RBC are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Purchases and sales of securities are recorded on a trade date basis. Commissions are generally recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

SFAS 157 requires the Company to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. As of December 31, 2011, all of the investments held by the Company are classified as Level 1 securities.

3. CASH AND CASH EQUIVALENTS

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per account type by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $16,879 being held in money market funds.

4. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "**LLC**") by the Internal Revenue Service. As a LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its tax return.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011 management has determined that there are no material uncertain income tax positions.

5. RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with Holdings based upon an allocation methodology as prescribed in the agreement. Under this agreement, Holdings provides office space, furniture, communication equipment, and other administrative services to the Company. Fees related to this agreement are reassessed by Holdings on a quarterly basis. During the year ended December 31, 2011, the Company's share of expenses relating to this arrangement totaled $55,083 some of which is included in the payable of $59,542 due to parent on the statement of financial condition.

In the normal course of business, the Company has executed brokerage transactions as agent for an affiliate, ACP Investment Group, LLC and its sponsored funds (together as "**ACP**"). ACP is affiliated with the Company through common management. ACP provides advisory and other related services to the Company. Contractual arrangements have been entered into which involve payment for the services each provides. In addition, the Company serves as placement agent to certain other affiliated entities for which it receives standard compensation.

Certain employees and contractors of the Company are also employees and contractors of ACP. These financial statements include receivables from ACP of $11,885 for management bonuses and contractor services and a payable to ACP X of $5,187 for transaction-related fees. As with affiliates in general, there are various potential conflicts of interest including but not limited to between the Company, Holdings and ACP.

6. WARRANT AND INVESTMENTS

In its normal course of business, the Company receives warrants as fees for investment banking services. The Company expects to continue to receive warrants, representing the right to purchase equity in companies for which investment banking services are provided, as recurring fee-based revenue. At December 31, 2011 the warrants were not assigned any value. A portion of the warrants are typically awarded to employees in accordance with a vesting schedule as determined by management.

7. INVESTMENT IN NYPPEX RESEARCH, LLC

NYPPEX Research, LLC ("**Research**") is a wholly owned subsidiary of the Company which was formed in June 2009 to provide research services to clients. Research has not yet generated subscription revenue. At December 31, 2011, the financial statements include Research's sole asset, a bank account balance of $543

8. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution plan under Section 401(k) of the Code covering all qualified employees. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Code. The Company has elected to make employee contributions up to 3% of employee compensation (subject to a maximum contribution of $7,350 per employee). Holdings is the administrator of the plan and officers of the Company and Holdings serve as trustees of the plan. The plan has a December 31 year-end and the 2011 financial statements include an expense of $17,365 relating to the 3% employer contribution. The plan features a discretionary profit sharing plan, to which no contributions were made during the year ended December 31, 2011.

9. LEGAL AND REGULATORY MATTERS

The Company may from time to time, be named in or become a party to legal claims or regulatory proceedings in connection with or arising out of its activities. Such actions, if they were to arise, may involve claims for substantial or unspecified damages and may result in adverse judgments, fines or penalties. It is inherently difficult to predict the ultimate outcome of any such legal and regulatory matters, and a substantial judgment, settlement or penalty could be materially adverse to the Company's operating results.

9. LEGAL AND REGULATORY MATTERS (continued)

The Company's business, as well as the financial services industry, generally, is subject to extensive regulation. Investment managers are subject to regulations that cover all aspects of the securities business, including sales methods, business practices, due diligence, fees, etc.

The Company believes that investment managers involved in private equity, mortgage securities and other types of over-the-counter assets, will be subject to higher levels of scrutiny by regulators. As a result, it is likely the Company will incur higher legal related expenses, and therefore, risk to our investors in the future.

Although the Company believes its compliance standards are adequate, the Company cannot guaranty nor does it imply any particular outcome in the future from interactions with regulators.

10. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $363,290, which exceeded the minimum requirement of $50,000 by $313,290. The Company's ratio of aggregate indebtedness to net capital was 0.46 to 1.

12. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2011, the Company had not entered into any subordinated loans agreements.

13. SUBSEQUENT EVENTS

Events have been evaluated through February 24, 2012, the date that these financial statements were available to be issued and no further information is required to be disclosed.